Horizon Financial Corp.

April 22, 2009

Mark Webb, Esquire
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Horizon Financial Corp.
Form 10-K filed June 11, 2008
Schedule 14A filed June 20, 2008
Form 10-Q filed February 9, 2009
File Number 000-27062

Dear Mr. Webb:

We have received your letter dated April 10, 2009 and provide below the responses by Horizon Financial Corp. (“Horizon”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”).  In response to your letter, Horizon will provide additional information in its March 31, 2009 Annual Report, on Form 10-K and Schedule 14A.  Such items are discussed below, and we have included for your reference, the Staff’s comments and Horizon’s responses thereto.

In connection with our response, we acknowledge the following:

1.	Horizon Financial Corp. is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	Horizon Financial Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Part I.  Financial Information

Consolidated Statements of Financial Position (unaudited), page 2

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
April 22, 2009
Page 2 of 8

1.
We note you account for your investment in Federal Home Loan Bank stock at par value.  Refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.  Please revise your future filings to more clearly discuss your accounting for these securities, including your impairment policies.

Horizon’s Response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.  Our disclosure will be expanded to include the following explanation regarding the impact from the Federal Home Loan Bank (FHLB) of Seattle’s recognition of “other than temporary impairment”(OTTI) from writing down private-label mortgage-backed securities beyond the measured economic loss, which resulted in an adverse impact to its earnings and capital.

The FHLB of Seattle reported a $199.4 million loss for the year ended December 31, 2008.  The FHLB of Seattle attributes its 2008 net loss primarily to $304.2 million of OTTI charges on certain of its private-label mortgage-backed securities that are classified as held-to-maturity.  As a result of its net loss for year 2008, the FHLB of Seattle also reported a $78.9 million accumulated deficit as of December 31, 2008, compared with retained earnings of $148.7 million as of December 31, 2007.  The FHLB of Seattle’s 2008 results reflect the effects of mark-to-market accounting treatment for private-label mortgage-backed securities in an illiquid and highly distressed market. The FHLB of Seattle currently estimates an $11.9 million principal loss over the life of the impaired private-label mortgage-backed securities, which have a total par value of $546.5 million.  Assuming that the performance of the underlying mortgages does not materially decline beyond currently forecasted levels, the difference between the OTTI charge and the estimated principal loss will be accreted to interest income over the remaining life of the securities.

As of December 31, 2008, Horizon’s subsidiary,  Horizon Bank held $7.25 million in shares of FHLB stock.  Our policy is to ensure the safety of principal and interest of our investment in securities.  Management will evaluate the FHLB stock for impairment by giving consideration to the length of time the situation with the FHLB persists, commitments by the FHLB to make payments, the impact of regulatory changes and the liquidity position.  We have reviewed the most recent audited financial statements included in the Form 10-K filing.  It was noted in our review that the FHLB did not meet one of the three statutory capital requirements.  The three capital requirements are 1) risk-based capital, 2) capital-to-asset ratio, and 3) leverage capital ratio.  The FHLB did not meet the risk-based capital requirements as of December 31, 2008, but they were in compliance with the other two statutory capital ratios.  It was further noted in the section for “subsequent events” that a recovery in the market value of the private-label securities occurred in January and February 2009, which allowed the FHLB to redeem $669,000 of Class B capital stock.  On February 28, 2009, stock redemptions were once again halted when the private-label securities were downgraded by a rating agency.  The redemption and repurchase of Class A and Class B stock

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
April 22, 2009
Page 3 of 8

and the payment of dividends have been suspended until such time the deficiency of the risk-based capital ratio is corrected.

We are watching closely to see how the recent issuance of the Financial Accounting Standards Board FAS 115-2 will impact the FHLB of Seattle’s earnings and capital as well as our investment in FHLB stock.  There is the potential for improved regulatory capital ratios at the FHLB in the event the OTTI is reclassified as other comprehensive income; however, this will not affect total capital levels.  As a result, Horizon has not recorded an “other than temporary impairment” on its investment in FHLB stock.

Note 5 – Goodwill

2.
We note your third quarter goodwill impairment charge was driven by the decline in market capitalization caused by your reduced common stock price.  Please tell us how you considered the decline in enterprise value below book value when determining no impairment test was necessary for previous quarterly periods in 2008.  Refer to paragraph 28 of SFAS 142.

Horizon’s Response:
The impairment testing of the goodwill asset has been conducted in the past on an annual basis in connection with the  March 31 year-end audit and preparation and filing of the Annual Report on Form 10-K.  An interim test for impairment was performed as of December 31, 2008 as a result of two events: 1)  Horizon Bank was informed at its December 18, 2008 board meeting by the Federal Deposit Insurance Corporation (FDIC) and the State of Washington Department of Financial Institutions (DFI) that a Cease and Desist (C&D) Order would be issued and forthcoming, and 2) Horizon’s decision to close a branch office that was directly associated with the creation of the goodwill asset.

As a result of the regulatory issues that arose in the quarter ended December 31, 2008 the Bank received a draft of the C&D at the end of the December 2008.  By the time the Form 10-Q was filed on February 9, 2009 it appeared reasonably likely that the Board would stipulate to the C&D subject to the approval of the Board of Directors and a meeting with the FDIC.

The Board of Directors initially discussed the closing of the branch in October 2008.  In light of the regulatory issues in December 2008 management of Horizon expedited this process and formed a consolidation team that had responsibility for closing the branch.  The decision to close the branch was approved by the Board of Directors on December 18, 2008.

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
April 22, 2009
Page 4 of 8

Management and its independent auditors reviewed both of these events with respect to accounting guidance SFAS 142 (Goodwill and Other Intangible Assets) paragraph 28.b. (an adverse action or assessment by a regulator) and concluded that an interim impairment test of the goodwill was appropriate based on these events meeting the definition of  an “adverse action”.  These two events were not disclosed in the Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 since they were not public information at the time of filing and were considered confidential matters since the final details were still being completed .

The impairment model applied by Horizon uses the actual market capitalization and compares the measured fair value of equity to the carrying value, which is the difference between the fair value of the assets and liabilities.  The conclusion of the impairment analysis was that the carrying value of the equity exceeded the fair value by an amount greater than the carrying value of the goodwill; therefore, the goodwill was deemed to be impaired.  Based on this conclusion, Horizon charged off the entire balance of goodwill of $545,000 as of December 31, 2008.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Asset Quality, page 20

3.
We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to commercial land development and commercial construction loans.  Please revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the modest increase in your allowance for loan losses for all the periods presented.  For example, discuss in general the relationship between your non-performing and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses and discuss in detail the extent to which your non-performing and impaired loans are collateralized.  Also, consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Horizon’s Response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.  Our disclosure will include an explanation of our approach and methodology for measuring credit losses, disclosure of the collateral type for non-performing loans and a discussion of the relationship between the non-performing loans and the allowance for loan and lease losses.

4.	We note that your ratio of allowance for loan losses to annual charge-offs has decreased significantly from March 31, 2007 to December 31, 2008. Please revise your future filings

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
April 22, 2009
Page 5 of 8

to discuss the underlying causes of this trend, the implications and the significance of this trend and how you considered this ratio and trend when determining your allowance for loan losses.

Horizon’s Response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.  We will provide enhanced disclosure of the charge-off trends and explain the influence upon the accounting measurement for loan losses as represented in the allowance for loan and lease losses.

Item 11 – Executive Compensation
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 10

5.	In future filings, please disclose the members of the peer group you reference on page 10 of your proxy.

Horizon’s Response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.  We note that our disclosure in the Definitive Proxy Statement on Schedule 14A filed with the Commission on June 20, 2008 includes disclosure that indicates Horizon’s named executive officer’s compensation levels are evaluated against the Milliman Consultants and Actuaries’ annual Northwest Financial Industry Survey.  This survey compiles information from 116 financial institutions.  See attached Exhibit A for details of Milliman’s 2008 salary survey participant list.  We will include this list as part of our executive compensation disclosure in future filings.

6.
We note that you have disclosed compensation information for your former PEO, current PEO and PFO and two additional executive officers; however, Item 402(a) (3) (iii) of Regulation S-K requires you to disclose “the registrant’s three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year.”  In future filings; please include an additional executive officer or explain to the staff why you are not required to disclose this information.

Horizon’s Response:
The Definitive Proxy Statement on Schedule 14A filed with the Commission on June 20, 2008 included disclosure for Horizon’s two executive officers earning in excess of $100,000 other than the former PEO, current PEO and PFO.  These two executive officers were Dennis Joines, President of Horizon Bank, and Steven Hoekstra, Commercial Banking Manager of Horizon Bank.  Horizon

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
April 22, 2009

and Horizon Bank had no other individuals whose total compensation for the fiscal year exceeded $100,000 that would be required to be included in the executive compensation disclosure pursuant to the instructions to Item 402(a) (3) of Regulation S-K which states “…no disclosure need be provided for any executive officer, other than the PEO and PFO, whose total compensation, as so reduced, does not exceed $ 100,000.”

* * * * *

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
April 22, 2009
Page 7 of 8

Horizon will endeavor to take every reasonable step to ensure that a proper level of complete and timely disclosure(s) is achieved that will satisfy the Staff’s concerns in connection with the preparation of our year-end financial statements, Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (360) 756-2507.

Sincerely,

/s/ Greg B. Spear

Greg B. Spear
Chief Financial Officer

cc:	Rich Jacobson, Chief Executive Officer, Horizon Financial Corp.
Dennis Joines, President, Horizon Bank
Christine Harley, Securities and Exchange Commission
David Irving, Securities and Exchange Commission
Kate McHale, Securities and Exchange Commission

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
April 22, 2009
Page 8 of 8
Exhibit A

Milliman’s Northwest Financial Industry Salary Survey

116 Financial Institutions

Alaska USA Federal Credit Union	Gesa Credit Union	Rainier Pacific Bank
Albina Community Bank	Group Health Credit Union	Riverview Community Bank
American Marine Bank	HAPO Community Credit Union	Seattle Financial Group, Inc.
AmericanWest Bank	Harborstone Credit Union	Seattle Metropolitan Credit Union
Anchor Bank	Heritage Bank	Security State Bank
Baker Boyer Bank	Home Federal Bank	SELCO Community Credit Union
Bank of Clark County	HomeStreet Bank	Silver Falls Bank
Bank of Eastern Oregon	Horizon Bank	Siuslaw Financial Group
Bank of the Cascades	Idaho Central Credit Union	Skagit State Bank
Banner Bank	Inland Northwest Bank	Sound Community Bank
Boeing Employees’ Credit Union	Islanders Bank	Sound Credit Union
Capital Pacific Bank	Kitsap Bank	South Sound Bank
Cascade Bank	Kitsap Credit Union	South Valley Bank & Trust
Cashmere Valley Bank	Lacamas Community Credit Union	Spokane Federal Credit Union
Chetco Federal Credit Union	Lewis & Clark Bank	Spokane Teachers Credit Union
Citizens Bank	LibertyBank, Liberty Financial Group	State Bank Northwest
Clackamas County Bank	MBank	Sterling Savings Bank
Coastal Community Bank	North Cascades National Bank	Sydion Financial LLC
Columbia Bank	North Coast Credit Union	The Bank of the Pacific
Columbia Community Bank	North County Bank	Thurston First Bank
Columbia Credit Union	Northwest Bank	Timberland Bank
Community Bank	Northwest Community Credit Union	TwinStar Credit Union
Community First Bank - Kennewick	Northwest Priority Credit Union	UniBank
Community First Bank - Prineville	Numerica Credit Union	Unitus Community Credit Union
Cowlitz Bank	Olympia Federal Savings	Valley Bank
D.L. Evans Bank	OnPoint Community Credit Union	Venture Bank
Eastside Commercial Bank	Oregon Community Credit Union	Viking Bank
Evergreen Community Development Assoc.	Oregon Pacific Bank	Washington State Bar Association
EvergreenBank	Oregonian Federal Credit Union	Washington State Employees Credit Union (WSECU)
Fibre Federal Credit Union	Pacific Continental Bank	Washington Trust Bank
First Bank of Idaho	Pacific Crest Savings Bank	Wells Fargo
First Federal - McMinnville	Panhandle State Bank	West Coast Bank
First Federal Bank	Peninsula Credit Union	Westside Community Bank
First Federal S&L of Port Angeles	Peoples Bank	Wheatland Bank
First Heritage Bank	People's Bank of Commerce	Woodstone Credit Union
First Independent Bank	Pinnacle Bank	Yakima Federal Savings and Loan Association
First Savings Bank Northwest	Point West Credit Union	Yakima Valley Credit Union
First Technology Credit Union	Prevail Credit Union
Foundation Bank	Prime Pacific Bank
Frontier Bank